11 February 2013

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re: Barclays PLC
Barclays Bank PLC
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 6-K Filed July 27, 2012
Form 6-K Filed October 31, 2012
File No. 001-09246 and 001-10257

Dear Ms. Ciboroski:

Thank you for your letter dated February 1, 2013 regarding the filings listed above. As John O’Connor of Sullivan & Cromwell discussed with Celia Soehner, we are currently working on a response to your letter, and we confirm our intention to submit our response by March 1, 2013. Please contact me should you have any additional comments or require additional information.

Yours sincerely,

/s/ Chris Lucas

Chris Lucas

Group Finance Director

cc:	Celia Soehner
(Division of Corporation Finance)

John O’Connor
(Sullivan & Cromwell LLP)